May 31, 2018

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Office of Management and Distribution

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4631

Re:  Stericycle Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 26, 2018

Form 8-K dated February 21, 2018

Filed February 21, 2018

File No. 1-37556

Dear Mr. O’Brien:

I write in response to your letter of May 2, 2018. For the Staff’s convenience, we have repeated each of the Staff’s comments before our response to the comment.

Form 10-K for the fiscal year ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Liquidity and Capital Resources, Page 50

1.

You indicate on page 50 that you were in compliance with all financial covenants in your credit facility as of December 31, 2017; however, it is reasonably possible that you could exceed the required Debt/EBITDA leverage threshold at some point in 2018. Given your disclosures indicate that it is reasonably likely you will not comply with certain debt covenants, please further disclose and discuss the specific terms of any such covenants. Please also address the steps that you are taking to avoid the breach, the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration provisions), and any alternate sources of funding to pay off resulting obligations or replace funding. See Section 501.13.c of the Financial Reporting Codification

Response

At the time of the filing of our Form 10-K for the year ended December 31, 2017, our opinion was that a potential breach of our Debt/EBITDA leverage threshold did not rise to the level of reasonably likely. Our disclosure was intended to indicate a lesser degree of risk of noncompliance than the reasonably likely standard in Section 501.13.c of the Financial Reporting Codification.

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In reaching our conclusion, we evaluated several factors. Management was committed to reducing discretionary spending, as necessary, to avoid exceeding the Debt/EBITDA leverage ratio, including that related to our Business Transformation initiative. In addition, we were in advanced negotiations with our lenders to amend our credit facility agreements to provide relief on the Debt/EBITDA leverage ratio. Both of these factors were included in the Management’s Discussion & Analysis (“MD&A”) section of our 2017 Form 10-K, under Liquidity and Capital Resources.

Subsequent to the filing of our 2017 Form 10-K, we entered into amendments to our credit facilities with our lenders. These amendments were included as exhibits to our Form 8-K filed with the Commission on March 23, 2018. As a result of these amendments, we believe the risk of non‑compliance with our Debt/EBITDA leverage threshold has been adequately addressed at this time. We have disclosed these amendments in Note 6 – Debt, to our Condensed Consolidated Financial Statements and the Liquidity and Capital Resources section of our Form 10-Q for the first quarter ended March 31, 2018, filed with the Commission on May 3, 2018 (“First Quarter Form 10-Q”).

We will continue to monitor our compliance with the amended senior credit facility and various note purchase agreements and, if necessary, will provide the disclosures required by Section 501.13.c of the Financial Reporting Codification in future filings.

Consolidated Statements of Income

2.	Please present goodwill impairment losses as a separate line item in the income statement consistent with ASC 350-20-45-2

Response

As disclosed in Note 5 – Goodwill and Other Intangible Assets, to the 2017 consolidated financial statements included in our 2017 Form 10-K, we recognized $65 million of goodwill impairment related to our Latin America reporting unit in the fourth quarter of 2017. We will present this goodwill impairment loss as a separate line in the 2017 comparative consolidated statement of income to be presented in our 2018 Form 10-K. In addition, we will separately present material goodwill impairment charges in the statement of income in interim and annual periods in future filings, if recognized.

Note 3 – Restructuring, Divestitures and Assets Held for Sale, page 60

3.

Pursuant to ASC 420-10-50-1, please expand your disclosures for each exit or disposal activity to provide the expected completion date, the total amount expected to be incurred by each major type of cost, and the segment disclosures required by ASC 420-10-50-1(d). Please expand your MD&A disclosures to include the amount of anticipated future costs savings at the consolidated and reportable segment levels for these activities and whether the actual results were in line with the anticipated cost savings. If the anticipated savings were not achieved as expected, please disclose the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P:4  for guidance.

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Response

We expanded our disclosures related to Business Transformation to provide the expected completion date, the total amount expected to be incurred by each major type of cost and the required segment disclosures in Note 4 – Restructuring, Divestitures and Assets Held For Sale, in our condensed consolidated financial statements included in our First Quarter Form 10-Q.

In addition, we expanded disclosure in our MD&A in our First Quarter Form 10-Q to include the amount of anticipated future cost savings at the consolidated level and that the actual results were in line with the anticipated cost savings for the period. We will further expand our MD&A disclosures to include the amount of anticipated and actual costs savings by segment for 2018 in our second quarter 2018 Form 10-Q.

We will continue to review these disclosures and provide appropriate information in our future filings.

4.

We note your reference to $71.1 million, $59.1 million and $34.8 million operational optimization costs that have been incurred for the years ended December 31, 2017, 2016 and 2015. Based on the descriptions of the types of costs and activities, it appears that they may also represent restructuring costs pursuant to ASC 420-10-50 and SAB Topic 5:P:4.

Response

In response to your comment, we are providing further clarification to the descriptions of the types of costs and activities for 2017 and 2016 and the portion of the 2015 costs that were not previously disclosed in our 2015 Form 10-K in Note 17 – Restructuring Charges (approximately $19.1 million of the $34.8 million was disclosed in Note 17) and our analysis of these costs under ASC 420-10-50 and SAB Topic 5:P:4 as follows:

a)

Amounts related to non-cash impairment charges are outside the scope of ASC 420, Exit or Disposal Cost Obligations (“ASC 420”). The amounts related to property plant and equipment and intangible assets are disclosed in Note 4 - Property, Plant and Equipment and Note 5 - Goodwill and Other Intangible Assets, to the 2017 consolidated financial statements on Form 10-K, respectively.

b)

Amounts described as employee termination/severance are paid under the statutory requirements in the respective country or under the terms of Stericycle’s internal severance plan and are accounted for under the terms of ASC 712, Compensation – Non-retirement Postemployment Benefits (“ASC 712”) rather than ASC 420.

c)

Amounts described as consulting and professional fees, costs to optimize overall logistics or costs to improve efficiency relate to third-party costs associated with reviewing existing operations and identifying areas of redundancy and other opportunities for operational improvement, including logistics improvements and function centralization. These would be outside the scope of ASC 420 as they are not incurred as a result of an exit or disposal activity.

d)	Amounts described as lease exit costs do include approximately $0.9 million in 2016 related to exit costs associated with premises in the United Kingdom (“U.K.”) that are subject to the

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requirements of ASC 420 but which are considered to be immaterial. The remaining amounts relate to redundant facilities and telecom charges for premises being operated through the end of the respective lease term for which the lease will not be renewed, an accrual associated with environmental remediation costs, professional and legal fees and accelerated depreciation associated with certain assets and other immaterial costs, all of which are outside the scope of ASC 420.

e)

Remaining amounts related to our U.K. business primarily included charges associated with ending certain of our patient transport contracts including resolution of contractual disputes, the write off of contract set‑up costs, contract performance penalties, car lease damage penalties, legal expenses, non‑cash impairments, employee termination benefits paid under ASC 712, contractual commitments for future investment and other related costs that are outside the scope of ASC 420.

Accordingly, as the items identified within the scope of ASC 420 were, as referenced above, deemed immaterial, no additional disclosure was provided in the Notes to the consolidated financial statements included in the 2017 Form 10-K.

Form 8-K filed on February 21, 2018

5.

Similar to our comment number 6 from our letter dated June 13, 2016, please expand your disclosures to address the reasons why you believe the presentation of each Non-GAAP measure provides useful information to investors regarding your results of operations. For example, please explain why you present “Total revenues, as adjusted” which eliminates Manufacturing and Industrial Services revenues. Refer to Item 10(e)(1)(i)(C) of Regulation S‑K.

Response

In our most recent earnings release furnished on our Form 8-K filed with the Commission on May 3, 2018, we expanded our disclosures to address the reasons why we believe the presentation of each Non-GAAP measure provides useful information to investors regarding the results of our operations. We have provided the requested disclosure with respect to “Total Revenues, as adjusted” in Note (b) to Table 1 of our earnings release.

In addition, we have provided additional disclosure with respect to other Non-GAAP financial measures in notes (a) to Tables 2 and 3.

6.

In regard to the reconciliations provided in Table 2, please also provide a reconciliation of your Adjusted EBITDA Non-GAAP measure pursuant to Item 10(e)(1)(B) of Regulation S-K. Please also better clarify in your tables the specific Non-GAAP financial measure that is being reconciled rather than just referring to Adjusted Financial Measure.

Response

In our most recent earnings release furnished on our Form 8-K filed with the Commission on May 3,

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2018, we provided a reconciliation of Adjusted EBITDA in note (b) to Table 2. We should note that during the first quarter of 2018 we transitioned the Non-GAAP measure that we are using from Adjusted EBITA to Adjusted EBITDA. As a result, the reconciliation provided in the earnings release relates to Adjusted EBITDA only.

In addition, we note that each of the columns in Table 2 presents the most comparable GAAP measure as the starting point, with individual reconciling items detailed to arrive at the respective adjusted Non-GAAP financial measure (e.g. “Income from Operations” is reconciled to “Adjusted Income from Operations”). We believe this is the most efficient manner to provide the reconciliation information required by Item 10(e)(1)(B) of Regulation S-K because the reconciling items for each of the measures are the same.

We thank the Commission for its attention to this matter and its consideration of this response.  If there is any additional information that we can provide to assist the Staff in its review, please let us know.

Respectfully,

/s/ Daniel V. Ginnetti

Daniel V. Ginnetti

Executive Vice President

and Chief Financial Officer

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